EXHIBIT 99.1

Innate Pharma Announces Transformative Strategy to Accelerate Growth

Marseille, France, January 10, 2025, 7:00 A.M. CET

•Strategy anchored on early clinical development of proprietary assets with single-agent potential:
oDrive innovation with first-in-class ANKET® NK-cell engager Platform
oAccelerate development of differentiated Antibody-Drug Conjugates
oAdvance current late-stage assets through partnerships

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced its updated strategy for company growth. This comprehensive plan is anchored in three key pillars designed to drive sustainable growth, foster innovation, and deliver transformative therapies to patients worldwide.

"Our updated strategy underscores Innate Pharma’s unwavering dedication to innovation, collaboration, and delivering transformative therapies for patients worldwide," said Jonathan Dickinson, Chief Executive Officer of Innate Pharma. "With a focus on our ANKET® platform and ADC programs, we are poised to redefine the landscape of immunotherapy, addressing unmet needs in oncology and autoimmune diseases. This roadmap reflects our steadfast commitment to advancing science, strengthening partnerships, and maximizing value for patients and shareholders alike as we look toward a brighter future in immuno-oncology."

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Jonathan Dickinson will represent the Company in a session at the 43rd Annual J.P. Morgan Healthcare Conference scheduled Tuesday, January 14, 2025 from 11:15 - 11:55 am PST.

A live webcast of the session will be available at the following link: https://jpmorgan.metameetings.net/events/healthcare25/sessions/58707-innate-pharma/webcast?gpu_only=true&kiosk=true
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Three Pillars of Growth

•Drive innovation with first-in-class ANKET® Platform: A new era in NK cell therapeutics is at the heart of Innate Pharma’s strategy, based around its validated, proprietary Antibody-based NK Cell Engager Therapeutics (ANKET®) platform. This cutting-edge technology with anticipated applications in hematologic malignancies, solid tumors, and autoimmune diseases leverages the advantages of harnessing NK cell effector functions and can create proliferation of NK cells. By advancing its clinical pipeline, Innate aims to exploit therapeutic possibilities in oncology and autoimmune diseases. IPH6501, Innate’s proprietary ANKET® is currently being investigated in a Phase 1/2 study in patients with CD20-expressing non-Hodgkin’s Lymphoma.

•Accelerate development of differentiated Antibody-Drug Conjugates (ADCs): Innate Pharma is advancing its ADC programs to develop differentiated and highly targeted treatments that combine the specificity of monoclonal antibodies with the potency of cytotoxic drugs. IPH4502, Innate’s lead ADC, a novel and differentiated topoisomerase I inhibitor ADC conjugated to exatecan targeting Nectin-4, is being investigated in a Phase 1 trial in patients with advanced solid tumors.

•Advance current late-stage assets through partnerships: Partnerships will continue to play a critical role in the Company’s strategy, for broader impact with Innate’s established antibody assets, including lacutamab and monalizumab. Innate is actively seeking a partner to progress lacutamab for patients with advanced forms of T cell lymphomas. Monalizumab, currently in a Phase 3 trial PACIFIC-9 led by AstraZeneca in non-small cell lung cancer, will see readouts by end of 2026. By entrusting these promising therapies to strategic partners, Innate ensures their ongoing development and potential commercialization, maximizing their therapeutic potential and reach.

With this multi-faceted strategy, Innate Pharma believes it is positioned to accelerate its growth trajectory and reinforce its leadership in the immuno-oncology space. The Company’s robust scientific expertise, strategic collaborations, and focus on patient outcomes create a strong foundation for success.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu